82-3733

TATA

20th January 2005
BP/AD-M1A/21

[redacted]

05005355

SUPPL

The Stock Exchange
Corporate Relationship Dept.
1st floor, New Trading Ring
Rotunda Building, P J Towers
Dalal Street, Fort
Mumbai 400 001

Dear Sirs,

Unaudited Financial Results for the quarter / nine months ended 31st December 2004

In terms of Clause 41 of the Listing Agreement, we send herewith a statement containing the Unaudited Financial Results (Provisional) of the Company for the quarter/nine months ended 31st December 2004 along with segment-wise reporting, which were taken on record by the Board of Directors of the Company at its meeting held today, as also a copy of the Press Release issued by the Company.

The above results are being published in newspapers on 21st January 2005.

Yours faithfully,
For The Tata Power Co. Ltd.

Company Secretary &
Senior General Manager (Corporate Affairs)

Encls.

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

dlw 1/27

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER/NINE MONTHS ENDED 31ST DECEMBER, 2004

Particulars	Quarter ended		Nine months ended		Year ended
	31-Dec-04	31-Dec-03	31-Dec-04	31-Dec-03	31-Mar-04
	MUs	MUs	MUs	MUs	MUs
1. Generation	3241	3339	9973	9656	12917
2. Sales	3056	3174	9456	9163	12231
	Rs. Crores	Rs. Crores	Rs. Crores	Rs. Crores	Rs. Crores
3. a) Revenue from Power Supply (See Notes 4 & 5)	869.61	1005.42	2794.45	3057.24	3991.77
b) Income from Other Operations	71.29	51.54	173.69	142.78	247.31
	940.90	**1,056.96**	**2968.14**	**3200.02**	**4239.08**
4. Expenditure					
a) Staff Cost (See Note 11)	36.74	42.00	90.24	126.15	191.61
b) Cost of Power Purchased	103.40	99.81	316.69	309.28	409.49
c) Cost of Fuel (See Note 4)	456.96	445.79	1401.94	1426.56	1848.87
d) Cost of components, materials and services in respect of contracts	50.53	33.47	120.81	71.04	115.60
e) Other expenditure (See Note 11)	69.60	75.40	242.60	265.92	386.48
f) Total expenditure (4a to 4e) (See Note 5)	717.23	696.47	2172.28	2198.95	2952.05
5. Operating Profit	223.67	360.49	795.86	1001.07	1287.03
6. *Other Income* (See Notes 5 & 12)	46.40	37.86	162.60	111.01	159.99
7. Interest and Finance Charges (See Note 7)	42.88	57.02	151.36	196.63	283.72
8. Gross Profit after interest and finance charges but before Depreciation and Tax (5+6-7)	227.19	341.33	807.10	915.45	1163.30
9. Depreciation (See Note 7)	60.75	85.91	256.76	249.54	333.95
10. Amount written off in respect of net increase in foreign currency liabilities for purchase of capital assets (See Note 7)	0.00	4.48	0.00	18.51	95.08
11. Profit before tax and exceptional items (8-9-10)	**166.44**	**250.94**	**550.34**	**647.40**	**734.27**
12. Exceptional Items					
Profit on sale of power plant (See Note 5)	32.45	0.00	32.45	0.00	0.00
13. Profit before tax (11+12)	**198.89**	**250.94**	**582.79**	**647.40**	**734.27**
14. Provision for Taxation					
Current Tax (See Notes 5 & 8)	49.36	68.59	149.59	205.52	241.86
Deferred Tax for the period	12.26	(2.14)	32.80	(12.85)	(16.67)
Deferred Tax in respect of earlier years (See Note 9)	0.00	0.00	19.95	0.00	0.00
15. Net Profit after tax (13-14)	**137.27**	**184.49**	**380.45**	**454.73**	**509.08**
16. Statutory & Special Appropriations					42.16
17. Distributable Profit (15-16)					466.92
18. Paid-up Equity Share Capital (Face Value: Rupees Ten per share)	197.92	197.91	197.92	197.91	197.92
19. Reserves including Statutory Reserves					4277.00
20. Basic and Diluted Earnings per Share on Net Profit (not annualised) (In Rupees)	6.93	9.32	19.20	22.95	25.69
21. Aggregate of non-promoter shareholding					
No. of shares			13,36,24,774	13,35,33,222	13,35,74,574
% of shareholding			67.52	67.48	67.50
22. *Final Dividend (Proposed)*					
Rate per share (Face Value Rs. 10/-) (In Rupees)					7.00
Amount (Rs. in crores)					138.69

1. The above results were reviewed by the Audit Committee and taken on record by the Board of Directors at their meeting held on 20th January, 2005.

2. In respect of the share of Standby Charges billed by Maharashtra State Electricity Board (MSEB) and recoverable from Reliance Energy Ltd.(REL) (formerly known as BSES Ltd.), the Company had in respect of the periods upto 31st March, 2004, taken credit in previous years for the amount recoverable in terms of the Common Order dated 3rd June,2003 passed by Hon'ble Bombay High Court in MERC Appeal No. 1 of 2002 and MERC Appeal No. 2 of 2002. This amount upto 31st March, 2004 aggregates to Rs. 1019 crores. However, these amounts have been disputed by REL and only Rs. 895.55 crores has been paid by REL to MSEB through the Company/Maharashtra Electricity Regulatory Commission (MERC) till 31st December, 2004.

   MERC passed an order dated 31st May, 2004. In terms of this Order, an amount of Rs. 313.93 crores as on 31st March, 2004 is refundable by the Company to REL together with interest @10% per annum commencing from 1st April, 2004 till the date of payment and Rs. 225.39 crores as on October, 2003, is payable to MSEB towards interest and delayed payment charges. The Company had filed a Writ Petition in the Hon'ble Bombay High Court against the said order dated 31st May, 2004. REL had also filed a Writ Petition in the Hon'ble Bombay High Court against the said order dated 31st May, 2004.The Hon'ble Bombay High Court by an Order dated 1st July, 2004 stayed the payment of refund to REL on the condition that the Company furnish a Bank Guarantee in favour of the Prothonotary and Senior Master, High Court, Bombay for the sum of Rs. 315.30 crores, within 4 weeks. The Company has accordingly furnished such a Bank Guarantee on 23rd July, 2004. REL has filed a petition in the Hon'ble Supreme Court for Special Leave to Appeal against the said Order dated 1st July, 2004 which is pending for admission.

   Further, by the said Order dated 1st July, 2004, the Company was directed to pay a sum of Rs. 100 crores to MSEB within 4 weeks and the balance in two equal instalments on or before 31st October, 2004 and 31st January, 2005 respectively. Accordingly, the Company has paid a sum of Rs. 194.83 crores to MSEB, till date.

   The Hon'ble High Court however, did not stay the payment of standby charges as per the MERC Order, from 1st June, 2004 onwards. The Company has accordingly been paying a sum of Rs. 33 crores every month, to MSEB towards standby charges.

   By a Judgement dated 24th December, 2004, the Hon'ble High Court has disposed of the Writ Petition filed by the Company directing that the matter be decided by the Appellate Tribunal to be constituted under the Electricity Act, 2003. The Appellate Tribunal has been requested to decide the case as expeditiously as possible and in any event within four months from receipt of the judgement. The Hon'ble Court has further directed that during the interregnum period, the parties shall pay the standby charges according to the said Order dated 1st July, 2004.

   Since the aforementioned payments are subject to the final outcome of the Appeal that will be filed before the Appellate Tribunal, no adjustment has been made for the reversal in terms of the MERC Order dated 31st May, 2004 of standby charges credited in previous years estimated at Rs. 503 crores for the period from 1st April, 1998 to 31st March, 2004. Further, consequent to the MERC Order, interest estimated at Rs. 31 crores is payable to MSEB which has also not been accounted for. The aggregate of these amounts net of tax is estimated at Rs. 343 crores, which MERC in its Order has allowed to be adjusted, wholly by a withdrawal/set-off from certain Statutory Reserves created by the Company under the Electricity (Supply) Act, 1948 in earlier years.

   Since the Company proposes to file an Appeal once the Appellate Tribunal becomes functional, adjustments if any, will be recorded by the Company on the final outcome of the said Appeal. Accordingly, adjustment to the Deferred Tax Liability Fund and the Deferred Tax Liability Account will be made on the disposal of the said Appeal and no provision has been made in the accounts towards interest that may be payable to REL for the quarter/nine months ended 31st December, 2004 in terms of the MERC Order. However the Company, as a matter of prudence, has accounted standby charges for the quarter/nine months ended 31st December, 2004, on the basis determined by the MERC Order.

3. The quarterly/nine months results do not reflect the adjustments required to be made towards Statutory Appropriations, for which adjustments will be made for the year as a whole. Accordingly, the quarterly/nine months results are not representative of the results for the whole year.

4. The Cost of Fuel for the quarter and nine months ended 31st December, 2004 is net of Rs. 40.19 crores on account of reversal of provision made in earlier years for levy of entry tax on fuel oil in terms of the Supreme Court Order dated 26th October, 2004. Consequently, the Revenue from Power Supply is net of Rs. 37.44 crores.

5. Under an agreement dated 25th September, 2004, the Company has sold effective 1st July, 2004 its 75MW Power Plant located at Wadi for a consideration of Rs. 235.45 crores and interest @ 5% from 1st July, 2004 upto 7th January, 2005, being the date of consummation of the transfer of the undertaking. Consequently, the profit of Rs. 32.45 crores, current tax thereon of Rs. 14.12 crores and interest of Rs. 5.93 crores have been shown under Exceptional Items, Current Tax and Other Income respectively for the quarter and nine months ended 31st December, 2004. Accordingly, Revenue from Power Supply and Total Expenditure for the quarter ended 31st December, 2004 are lower by Rs. 15.26 crores and Rs. 6.15 crores respectively on account of reversal of Sales and Total Expenditure in respect of Wadi Power Plant for the quarter ended 30th September, 2004. Consequently, Generation and Sales for the quarter ended 31st December, 2004 are lower by 99 MU's and 88 MU's respectively.

6. Effective 1st April, 2004, borrowing costs attributable to the acquisition and construction of fixed assets relating to the electricity business as Licensee, are proposed to be capitalised in accordance with the Accounting Standard 16 (AS16). Such costs were hitherto being charged to the Profit and Loss Account consistent with the treatment adopted in the determination of "Capital Base" and "Clear Profit" under the Electricity (Supply) Act, 1948. However, this has no impact on the result for the quarter/nine months as no such borrowing costs have been incurred during the quarter/nine months.

7. Effective 1st April, 2004, exchange differences arising on the repayment/realignment of liabilities incurred for the purpose of acquiring fixed assets, which are carried in terms of historical cost, in respect of assets relating to the electricity business as Licensee, have been adjusted in the carrying amount of fixed assets as required by Accounting Standard 11 (AS-11). Hitherto, they were not adjusted to the carrying cost of fixed assets but were being recognised in the Profit and Loss Account over the period of repayment of liabilities consistent with the treatment adopted for the determination of "Capital Base" and "Clear Profit" under the Electricity (Supply) Act, 1948. Accordingly, the unamortised portion of such exchange differences as at 1st April, 2004 and exchange differences arising on the repayment/realignment of liabilities incurred for the purpose of acquiring fixed assets from 1st April, 2004 to 31st December, 2004 aggregating Rs. 44.39 crores [Rs.(4.19) crores for the quarter ended 31st December,2004] has been capitalised and depreciation provided thereon.

   Had there been no change in the above accounting policies, the depreciation for the quarter and nine months would have been higher by Rs. 4.19 crores and lower by Rs. 44.39 crores respectively, Interest and Finance Charges would have been higher by Rs. Nil and Rs. 0.07 crores respectively, Amount written off in respect of net increase in foreign currency liabilities for purchase of capital assets would have been higher by Rs. 0.25 crores and Rs. 38.06 crores respectively and the Profit Before Tax for the quarter/nine months would have been lower by Rs. 4.44 crores and higher by Rs. 6.26 crores respectively.

8. Current tax for the quarter and nine months ended 31st December, 2004, includes charge on account of Provision for Wealth Tax amounting to Rs. 0.12 crores and Rs. 0.36 crores respectively. (Quarter and nine months ended 31st December, 2003 Rs. 0.11 crores and Rs. 0.33 crores respectively and for the year ended 31st March, 2004 Rs. 0.43 crores).

9. "Deferred tax in respect of earlier years" for the quarter and nine months ended 31st December, 2004, represents a charge of Rs. Nil and Rs. 19.95 crores respectively pertaining to earlier years in respect of the Windmill business of the Company, as the same is now considered outside the licensee business in accordance with the Order dated 11th June, 2004, of the Maharashtra Electricity Regulatory Commission (MERC). Consequently statutory appropriation to Deferred Tax Liability Fund made in the earlier years has to be reversed.

10. The Auditors Report on the financial statements for the year ended 31st March, 2004, refers to the treatment given to several matters in the computation of "Capital Base" and "Clear Profits" under the Sixth Schedule to the Electricity (Supply) Act, 1948 and the treatment of the Wind Farm as part of the licensee business during the year, pending the approvals, where necessary, of the relevant authorities. It also refers to accounting policies with regard to (a) deferred taxation (b) borrowings cost attributed to the acquisition and construction of fixed assets and (c) exchange differences on repayment/realignment of liabilities incurred for acquiring fixed assets, in so far as such policies refer to the licensee business and which policies though conforming to the Electricity (Supply) Act, 1948 differ from the relevant Accounting Standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956. The treatment of these matters as at 31st December, 2004, has been explained in the above notes.

11. Staff Cost and Other Expenditure for the nine months ended 31st December, 2004, includes amounts written back aggregating Rs. 22 crores and Rs. 17.70 crores respectively.

12. Other Income for the quarter and nine months ended 31st December, 2004, includes Profit on sale of Long Term Investments amounting to Rs.16.84 crores and Rs. 68.19 crores respectively (Quarter/nine months ended 31st December, 2003 - Rs. 11.46 crores) .

13. The statutory auditors of the Company have carried out the Limited Review of the results for the quarter/nine months ended 31st December, 2004 in compliance with Clause 41 of the listing agreement.

14. The number of investor complaints received during the quarter, resolved and pending are:

Pending as on 1st October, 2004	59
Received during the quarter ended 31st December, 2004	39
Disposed off during the quarter ended 31st December, 2004	96
Unresolved at the end of the quarter ended 31st December, 2004	2

15. Previous period/year figures have been regrouped wherever necessary.

Date: 20th January, 2005.

For and on behalf of the Board of
THE TATA POWER COMPANY LIMITED

RATAN N TATA
Chairman

TATA

TATA POWER

The Tata Power Company Limited
Bombay House, 24 Homi Mody Street, Mumbai 400 001
Website: www.tatapower.com

SEGMENTWISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rs. Crores)

Particulars	Quarter ended		Nine months ended		Year ended
	31-Dec-04	31-Dec-03	31-Dec-04	31-Dec-03	31-Mar-04
Segment Revenue					
Power business	883.64	1,008.21	2,819.82	3,079.35	4,042.93
Others	68.94	48.89	164.76	121.10	198.84
Total Segment Revenue	952.58	1,057.10	2,984.58	3,200.45	4,241.77
Less: Inter segment revenue	11.68	0.14	16.44	0.43	2.69
Net Sales/Income from Operations	**940.90**	**1,056.96**	**2,968.14**	**3,200.02**	**4,239.08**
Segment Results before Exceptional Items					
Power business	168.76	270.21	554.48	735.59	858.22
Others	2.17	5.37	5.83	13.16	16.78
Total Segment Results before Exceptional Items	170.93	275.58	560.31	748.75	875.00
Segment Results after Exceptional Items					
Power business	201.21	270.21	586.93	735.59	858.22
Others	2.17	5.37	5.83	13.16	16.78
Total Segment Results after Exceptional Items	203.38	275.58	592.76	748.75	875.00
Less: Interest Expense	42.07	54.53	129.96	187.02	265.83
Add: Unallocable Income net of unallocable expense	37.58	29.89	119.99	85.67	125.10
Total Profit Before Tax	**198.89**	**250.94**	**582.79**	**647.40**	**734.27**
Capital Employed					
Power business	3,586.63	3,563.01	3,586.63	3,563.01	3,359.01
Others	86.49	184.40	86.49	184.40	214.94
Total Capital Employed	**3,673.12**	**3,747.41**	**3,673.12**	**3,747.41**	**3,573.95**

Types of products and services in each business segment:

Power - Generation, Transmission and Distribution of Electricity.
Others - Electronics, Broadband Services (upto 30th June, 2004) , Project Consultancy etc.

TATA

Tata Power sales up 3.2% at 9456 MUs

Board approves sale of Tata Petrodyne

- **Sales Volume increased by 3.2% to 9456 MUs.**
- **Net Profit at Rs. 380.45 Crore on revenues of Rs. 2968.14 Crore.**
- ***Sale of Wadi units to ACC for consideration of Rs. 235.45 Crore.***
- **SED and PSD revenues registered robust growth of 58 %.**
- ***Tata Power Trading Company Ltd. (TPTCL) bagged 5 contracts since inception.***
- **TPTCL commenced sale of power to Rajasthan SEB for first time during the quarter.**

Mumbai 20th January 2005: The Tata Power Company Limited, India's largest private power Company today announced its financial results for the period ended December 31, 2004. The Tata Power Board today also approved the sale of Tata Petrodyne to Tata Sons for an enterprise value of 360 Crore. Tata Petrodyne is engaged in the exploration and production of crude oil and natural gas and has interest in three Indian oil and gas blocks.

Highlights for nine months:

- Tata Power reported profits at Rs. 380.45 Crore on revenues of Rs. 2968.14 Crore. During the corresponding period last year profits and revenues were Rs. 454.73 Crore and Rs. 3200.02 Crore respectively.

- Sales Volume has increased by 3.2% to 9456 MUs, however overall revenues are lower by 8.6% over last year, mainly due to a 9.2 % reduction in tariff in the Mumbai license area, which came into effect in June 1, 2004.

- Despite the recent rise in fuel costs and increased sale of power, Tata Power has been able to control overall expenditure and reduce it to 2.4% due to sustained Cost rationalisation. Cost savings include better scheduling and management of the generating units, optimising fuel mix and heat rates, resulting into lower charges to consumers. These initiatives have enabled Tata Power to restrict the fall in PAT to 16.34% at Rs 380.45 Crore.

- Sale of Wadi unit to Associated Cement Companies Ltd (ACC) for a consideration of Rs. 235 Crore has been completed.

- Tata Power's trading subsidiary **(Tata Power Trading Company Ltd.)** has bagged 5 contracts for trading in power since commencing operations in November 2004. It has also commenced sale of power to Rajasthan SEB.

- **Powerlinks Transmission Limited**: The 51% joint venture with Power Grid Corporation for the construction of 400 kV transmission lines is progressing satisfactorily with fieldwork moving on schedule. The 400 kV Tala Transmission Project is India's first inter-state transmission project with private sector participation which will commence operation in July 2006.

TATA

- **North Delhi Power Limited**: The Joint Venture between State of Delhi & Tata Power Company distributing Power in the North & North-West parts of Delhi has continued to improve its performance and has surpassed the regulatory targets even before the year end. The 12-month rolling AT&C losses stood at 36.9% as on Dec '04, as against 46.0% in Dec '03; thereby showing an improvement of 9.1%. The target was to reduce AT & C loss levels to 40.85% by March 05. The reliability index stood at 99.83%.

Financial Highlights for Q3 FY05:

- Tata Power reported profits at Rs. 137.27 Crore on revenues of Rs. 940.90 Crore. During the corresponding period last year profits and revenues were Rs 184.49 Crore and Rs 1056.96 Crore respectively.

Commenting on the Company's performance, Mr. Firdose Vandrevala, Managing Director, Tata Power said: "Recent changes in the investment portfolio indicate our focus on the core power business and we are aggressively pursuing expansion plans in the sector.
Our financial performance in this quarter, should be seen in the light of the current business and regulatory scenario. While tariffs dropped by 12% our focused attention on cost control has eased the pressure on margins. More importantly, there has been a continued effort on providing reliability to our consumers."

About Tata Power:
The Tata Power Company Limited is India's largest private sector power producer with an installed generation capacity of 2203 MW. The Company has emerged as a pioneer in the Indian power sector, with a track record of performance, customer care and sustained growth. Tata Power has a presence in all areas of power sector - generation (thermal, hydro, solar and wind) transmission and distribution as well as in energy and broadband communication.

Information on Tata Petrodyne:

Tata Petrodyne Limited was acquired in the year 2000 and is engaged in the business of Exploration and Production of Oil and Gas. Tata Petrodyne explores oil & gas in three offshore blocks in consortium with global majors Cairn Energy, Enron, Hardy Oil & Gas and domestic companies including ONGC and Hindustan Oil Exploration. These include two blocks in the Gulf of Cambay, Gujarat, and one oil block in the Cauvery basin, Tamil Nadu.

For further information please contact:
Shalini Singh
Chief, Corporate Communications
The Tata Power Company Limited
56568788
Phone: 5665 8748
Email: shalinis@tpc.co.in

Rashmi Naik / Navin Tauro
Vaishnavi Corporate Communications
Phone: 56568708/ 87 Fax:
Email: rashmi@vccpl.com / ntauro@vccpl.com